Exhibit 11

Computation of Loss per Share

Three Months Ended March 31, 2010
Loss available to common stockholders	$(189,700)
Weighted average shares outstanding	4,935,542
Basic loss per share	$(0.04)
Loss for diluted loss per share	$(189,700)
Total weighted average common shares and equivalents outstanding for diluted computation	4,935,542
Diluted loss per share	$(0.04)